SECURITY AGREEMENT

THIS SECURITY AGREEMENT is made and entered into this ______________________ day of ______________________, 20____________, by and between WIND HARVEST INTERNATIONAL, INC., a Delaware corporation, (the "Borrower") and WIND HARVEST PILOT PROJECT, INC., a Delaware corporation, (the "Lender" or "Secured Party").

This Security Agreement is entered into in connection with:

A. Loan Agreement (the "Loan Agreement") dated on or before the date of this Security Agreement under which the Secured Party has agreed to make a loan.

B. A Promissory Note(s) (the "Note") of Borrower as provide in Loan Agreement.

The Secured Party and Borrower agree as follows:

I.
Definitions.

1.1. Collateral. Unless specific terms or personal property are described below, the Collateral shall consist of all now owned and hereafter acquired and wherever located personal property of Borrower identified below, each capitalized term as defined in Article 9A of the California Uniform Commercial Code (the "UCC"):

1.1.1. Power purchase agreements, accounts receivables, and any rights or authorizations necessary for the production, delivery or sale of electrical power produced by the Wind Turbines, proceeds of same, including any real property rights and rights under any power purchase agreements stemming from the installation and operation of the Wind Turbines referenced in Section 1.1.2, below.

1.1.2. Up to four (4) wind turbine generators, each wind turbine to include 1) a nacelle component which includes generator, power converter, controls, and associated control and ancillary equipment, 2) blade sets, 3) mast, 4) tower 5) Foundation, and 6) any other equipment related thereto.

1.1.3. A Doppler LiDAR system ("LiDAR"), to be installed at the test location to measure wake from the Wind Turbines referenced in Section 1.1.2, above, including all trailer, solar cells and battery, fencing, manufacturer's warranties, parts and tools therefor; but, specifically excluding all data gathered, stored, generated, and/or transmitted by the LiDAR.

1.2. Obligations. This Security Agreement secures Borrower's obligations under the Note(s) and the Loan Agreement.

1.3. UCC. Any term used in the UCC and not otherwise defined in this Security Agreement shall have the meaning given to the term in the UCC.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

II.
Grant of Security Interest

2.1. Borrower grants a security interest in the Collateral to the Secured Party to secure the payment and performance of the Obligations.

III.
Perfection of Security Interests

3.1. Filing of Security Interests. Borrower consents, without further notice, to Secured Party's filing or recording of any documents necessary to perfect, continue, amend or terminate its security interest in the Collateral ("Financing Statement") in any location deemed necessary and appropriate by Secured Party. Upon request of Secured Party, Borrower must sign or otherwise authenticate all documents that Secured Party deems necessary at any time to allow Secured Party to acquire, perfect, continue or amend its security interest in the Collateral. Borrower will pay the filing and recording costs of any documents relating to Secured Party's security interest. Borrower ratifies all previous filings and recordings, including financing statements and notations on certificates of title.

3.2. Possession. Borrower shall have possession of the Collateral and is permitted to install the Wind Turbines and LiDAR on land leased by Borrower. In such event, Borrower will join with Secured Party in notifying the third party of Secured Party's security interest and obtaining an acknowledgment from the third party that it is holding the Collateral for the benefit of the Secured Party.

IV.
Post-Closing Covenants and Rights Concerning Collateral

4.1. Inspection. The parties to this Security Agreement may inspect any Collateral in the other party's possession, at any time upon reasonable notice.

4.2. Personal Property. Except for items specifically permitted herein, the Collateral shall remain personal property at all times, and Borrower shall not affix any of the Collateral to any real property in any manner which would change its nature from that of personal property to real property or to a fixture.

4.3. Secured Party's Collection Rights. Secured Party shall have the right at any time to enforce Borrower's rights against any account debtors and obligors.

4.4. Limitations on Obligations Concerning Maintenance of Collateral.

4.4.1. <u>Risk of Loss</u>. Borrower has the risk of loss of the Collateral.

4.4.2. <u>No Collection Obligation</u>. Secured Party has no duty to collect any income accruing on the Collateral or to preserve any rights relating to the Collateral.

4.5. No Disposition of Collateral. Unless prior written consent is given by Secured Party, Secured Party does not authorize, and Borrower agrees not to: 1) make any sales or leases of any of the Collateral; 2) license any of the Collateral; or 3) grant any other security interest in any of the Collateral.

4.6. Purchase Money Security Interests. To the extent Borrower uses the Loan to purchase Collateral, Borrower's repayment of the Loan shall apply on a "first-in-first-out" basis so that the portion of the Loan used to purchase a particular item of Collateral shall be paid in the chronological order the Borrower purchased the Collateral.

4.7. Insurance. Borrower shall obtain and keep in force such insurance on the Collateral as is normal and customary in Borrower's business or as the Secured Party may require, all in such amounts, under such forms of policies, upon such terms, for such periods and written by such insurance companies as the Secured Party may approve. All policies of insurance will contain the long-form Lender's Loss Payable Clause in favor of the Secured Party, and the Borrower shall deliver the policies or complete copies thereof to the Secured Party. Such policies shall be non-cancellable except upon thirty (30) days' prior written notice to the Secured Party. The proceeds of all such insurance, if any loss should occur, may be applied by the Secured Party to the payment of the Obligations or to the replacement of any of the Collateral damaged or destroyed, as the Secured Party may elect or direct in its sole discretion. The Borrower hereby appoints, which appointment constitutes a power coupled with an interest and is irrevocable as long as any of the Obligations remain outstanding, Secured Party as its lawful attorney-in-fact with full authority to make, adjust, settle claims under and/or cancel such insurance and to endorse the Borrower's name on any instruments or drafts issued by or upon any insurance companies.

V.
Borrower's Representations and Warranties

Borrower represents and warrants to the Secured Party:

5.1. Title to and transfer of Collateral. Borrower has the right in or power to transfer the Collateral and its title to the Collateral free of all adverse claims, liens, security interests and restrictions on transfer or pledge except as created by this Security Agreement. With respect to acquired Collateral, Borrower will obtain the right and power to transfer and secure title to the Collateral free of all adverse claims. Liens, security interests and restrictions on transfer or pledge except as created by this Security Agreement. The security interest granted herein is and shall at all times continue to be a first priority perfected security interest in the Collateral.

5.2. Location of Collateral. All Collateral will initially be located in Denmark. Borrower must promptly notify Secured Party by written or electronic communication of the exact location of the Collateral once installed in Denmark and of any change in location of the Collateral, specifying the new location.

5.3. Location, State of Incorporation and Name of Borrower.

- **5.3.1.** Borrower's executive office is located at 980 9th Street, Floor 16, Sacramento, California 95814, U.S.A. (the "Place of Business").
- **5.3.2.** The Borrower's state of incorporation is Delaware (the "Borrower State"); and,
- **5.3.3.** Borrower's exact legal name is the name set forth in the first paragraph of this Security Agreement.

5.4. Business Purpose. None of the Obligations is a Consumer Transaction, as defined in the UCC, and none of the Collateral has been or will be purchased or held primarily for personal, family or household purposes.

VI.
Borrower's Covenants

Until the Obligations are paid in full, Borrower agrees that it will:

6.1. Corporate Existence. Preserve its legal existence and not, in one transaction or a series of related transactions, merge into or consolidate with any other entity, or sell all or substantially all of its assets or

change the Borrower State of its registered organization. Upon thirty (30) days' prior written notice to Secured Party, Borrower may change its registered name or change the state of its Place of Business.

6.2. Maintenance and Insurance of Collateral. Borrower must: (a) maintain the Collateral in good condition; (b) pay promptly all taxes, judgments, or charges of any kind levied or assessed thereon; (c) keep current all rent or mortgage payments due, if any, on premises where the Collateral is located; and (d) maintain hazard insurance on the Collateral, with an insurance company and in an amount approved by Secured Party (but in no event less than the replacement cost of that Collateral), and including such terms as Secured Party may require including a Lender's Loss Payable Clause in favor of Secured Party. Debtor hereby assigns to Secured Party any proceeds of such policies and all unearned premiums thereon and authorizes and empowers Secured Party to collect such sums and to execute and endorse in Debtor's name all proofs of loss, drafts, checks and any other documents necessary for Secured Party to obtain such payments.

VII.
Default

7.1. Events of Default. The occurrence of any of the following shall, at the option of the Secured Party, be an Event of Default:

7.1.1. Any Event of Default by Borrower as that term is defined in the Loan Agreement; or,

7.1.2. Secured Party shall receive at any time following the closing a UCC filing report indicating that Secured Party's security interest is not prior to all other security interests or other interests reflected in the report.

7.2. Payment of Costs on Default. Should an Event of Default occur, Borrower will pay to Secured Party all costs incurred by Secured Party for the purpose of enforcing its rights hereunder, including:

a) Costs of foreclosure;
b) Costs of obtaining money damages; and
c) In the event the Borrower shall default in any of its obligations hereunder and Secured Party believes it necessary to employ an attorney to assist in the enforcement of rights hereunder or collection of the indebtedness of the Borrower to Secured Party, to enforce the terms and provisions of the Security Agreement, to modify the Security Agreement, or in the event Secured Party voluntarily or otherwise should become a party to any suit or legal proceeding, including a proceeding conducted under the Bankruptcy Code, Borrower agrees to pay Secured Party's reasonable attorney's fees and all related costs of collection or enforcement that may be incurred by Secured Party. Borrower shall be liable for such attorney's fees and costs whether or not any suit or proceeding is actually commenced, including without limitation, consultation, drafting documents, sending notices or instituting, prosecuting or defending litigation or arbitration.

VIII.
Remedies Upon Default

8.1. General. Upon any Event of Default, Secured Party may pursue any remedy available at law, including those available under the provisions of the UCC, or in equity to collect, enforce or satisfy any Obligations then owing, whether by acceleration or otherwise.

8.2. Concurrent Remedies. Upon any Event of Default, Secured Party shall have the right to pursue any of the following remedies separately, successively or concurrently:

1. File suit and obtain judgment and, in conjunction with any action, Secured Party may seek any ancillary remedies provided by law or at equity, including levy of attachment and garnishment.
2. Take possession of any Collateral if not already in its possession without demand and without legal process. Upon Secured Party's demand, Borrower will assemble and make the Collateral available to Secured Party as it directs. Borrower grants to Secured Party the right, for this purpose, to enter into or on any premises where Collateral may be located.
3. Without taking possession, sell, lease or otherwise dispose of the Collateral at public or private sale in accordance with the UCC, or any other applicable law where the Collateral is located.

IX.
Foreclosure Procedures

9.1. No Waiver. No delay or omission by Secured Party to exercise any right or remedy accruing upon any Event of Default shall (a) impair any right or remedy, (b) waive any default or operate as an acquiescence to the Event of Default, or (c) affect any subsequent default of the same or of a different nature.
9.2. Notices. Secured Party shall give Borrower such notice of any private or public sale as may be required by the UCC, or law where the Collateral is located.
9.3. Condition of Collateral. Secured Party has no obligation to repair, clean-up or otherwise prepare the Collateral for sale.
9.4. No Obligation to Pursue Others. Secured Party has no obligation to attempt to satisfy the Obligations by collecting them from any other person liable for them and Secured Party may release, modify or waive any collateral provided by any other person to secure any of the Obligations, all without affecting Secured Party's rights against Borrower. Borrower waives any right it may have to require Secured Party to pursue any third person for any of the Obligations.
9.5. Compliance with Other Laws. Secured Party may comply with any applicable state or federal law, law of the jurisdiction in which the Collateral is located, or requirements in connection with a disposition of the Collateral and compliance will not be considered to adversely affect the commercial reasonableness of any sale of the Collateral.
9.6. Warranties. Secured Party may sell the Collateral without giving any warranties as to the Collateral and may specifically disclaim any warranties of title or the like. This procedure will not be considered to adversely affect the commercial reasonableness of any sale of the Collateral.
9.7. Sales on Credit. If Secured Party sells any of the Collateral upon credit, Borrower will be credited only with payments actually made by the purchasers, received by the Secured Party and applied to the indebtedness of the purchaser. In the event the purchaser fails to pay for the Collateral, Secured Party may resell the Collateral and Borrower shall be credited with the proceeds of the sale as and when received, less expenses.
9.8. Purchases by Secured Party. In the event Secured Party purchases any of the Collateral being sold, Secured Party may pay for the Collateral by crediting some or all of the Obligations of the Borrower.
9.9. No Marshalling. Secured Party shall have no obligation to marshal any assets in favor of Borrower, or against or in payment of 1) the Note; 2) any of the other Obligations, or, 3) any other obligation owed to Secured Party, Borrower or any other person.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

X.
Miscellaneous

10.1. Assignment.

10.1.1. Binds Assignee. This Security Agreement shall bind and shall inure to the benefit of the successors and assigns of Secured Party, and shall bind all heirs, personal representatives, executors, administrators, successors and permitted assigns of Borrower.

10.1.2. No Assignments of Borrower. Secured Party does not consent to any assignment by Borrower except as expressly permitted hereunder.

10.1.3. Secured Party Assignments. Secured Party may assign its rights and interests under this Security Agreement. If an assignment is made, Borrower shall render performance under this Security Agreement to the assignee. Borrower waives and will not assert against any assignee any claims, defenses or set-offs which Borrower could assert against Secured Party except defenses which cannot be waived.

10.2. Severability. Should any provision of this Security Agreement be found to be void, invalid or unenforceable by a court or panel of arbitrators of competent jurisdiction, that finding shall only affect the provisions found to be void, invalid or unenforceable and shall not affect the remaining provisions of this Security Agreement.

10.3. Notices. All notices, consents, requests, approvals, demands, or other communication (collectively, "**Communication**") by any party to this Security Agreement must be in writing and shall be deemed to have been validly served, given, or delivered: (a) upon the earlier of actual receipt and three (3) Business Days after deposit in the U.S. mail, first class, registered or certified mail return receipt requested, with proper postage prepaid; (b) upon transmission, when sent by facsimile transmission; (c) one (1) Business Day after deposit with a reputable overnight courier with all charges prepaid; or (d) when delivered, if hand delivered by messenger, all of which shall be addressed to the party to be notified and sent to the address, facsimile number, or email address indicated below. Secured Party or Borrower may change its mailing address or facsimile number by giving the other party written notice thereof in accordance with the terms of this Section 10.3.

If to Borrower:	Wind Harvest International Inc. __________________________ __________________________
With Copy To (which shall not constitute Notice)	__________________________ __________________________ __________________________
If to Secured Party:	Wind Harvest Pilot Project Inc. __________________________ __________________________ __________________________
With Copy To (which shall not constitute Notice)	__________________________ __________________________ __________________________

10.4. Headings. Section headings used in this Security Agreement are for convenience only. They are not a part of this Security Agreement and shall not be used in construing it.

10.5. Governing Law.

a) THIS AGREEMENT, THE OTHER LOAN DOCUMENTS (EXCLUDING THOSE LOAN DOCUMENTS THAT BY THEIR OWN TERMS ARE EXPRESSLY GOVERNED BY THE LAWS OF ANOTHER JURISDICTION) AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER AND THEREUNDER SHALL IN ALL RESPECTS BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF CALIFORNIA (WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES THAT WOULD RESULT IN THE APPLICATION OF ANY LAWS OTHER THAN THE LAWS OF THE STATE OF CALIFORNIA), INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, REGARDLESS OF THE LOCATION OF THE COLLATERAL, PROVIDED, HOWEVER, THAT IF THE LAWS OF ANY JURISDICTION OTHER THAN CALIFORNIA SHALL GOVERN IN REGARD TO THE VALIDITY, PERFECTION OR EFFECT OF PERFECTION OF ANY LIEN OR IN REGARD TO PROCEDURAL MATTERS AFFECTING ENFORCEMENT OF ANY LIENS IN COLLATERAL, SUCH LAWS OF SUCH OTHER JURISDICTIONS SHALL CONTINUE TO APPLY TO THAT EXTENT.

b) Submission to Jurisdiction. Any legal action or proceeding with respect to the Loan Documents shall be brought exclusively in the courts of the State of California located in the City of Davis, County of Yolo, or of the United States of America for the Eastern District of California and, by execution and delivery of this Agreement, Borrower hereby accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts. Notwithstanding the foregoing, Lender shall have the right to bring any action or proceeding against Borrower (or any property of Borrower) in the court of any other jurisdiction Lender deems necessary or appropriate in order to realize on any security for the Loan or foreclose on any property of Borrower. The parties hereto hereby irrevocably waive any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens, that any of them may now or hereafter have to the bringing of any such action or proceeding in such jurisdictions.

c) Service of Process. Borrower irrevocably waives personal service of any and all legal process, summons, notices and other documents and other service of process of any kind and consents to such service in any suit, action or proceeding brought in the United States of America with respect to or otherwise arising out of or in connection with any Loan Document by any means permitted by applicable requirements of law, including by the mailing thereof (by registered or certified mail, postage prepaid) to the address of Borrower specified herein (and shall be effective when such mailing shall be effective, as provided therein). Borrower agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

d) Non-exclusive Jurisdiction. Nothing contained in this Paragraph 10.5 shall affect the right of Lender to serve process in any other manner permitted by applicable requirements of law or commence legal proceedings or otherwise proceed against Borrower in any other jurisdiction.

10.6. Modification. No modification, amendment or waiver of any provision or any of the Loan Documents shall be effective unless in writing and signed by the Borrower and Lender.

10.7. Further Assurances. Borrower agrees to execute any further documents, and to take any further actions, reasonably requested by Secured Party, to evidence or perfect the security interest granted herein or to effectuate the rights granted to Secured Party herein.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the Borrower has caused this Security Agreement to be duly executed under seal all as of the date first above written.

BORROWER:

WIND HARVEST INTERNATIONAL, INC.
a Delaware corporation

Signature:___________________________________

Name: Kevin Wolf

Title: President/CEO and Secretary

Date:_______________________________________